As filed with the Securities and Exchange Commission on August 13, 2025

File Nos. 033-31894
811-05954

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-1A
REGISTRATION STATEMENT

UNDER
THE SECURITIES ACT OF 1933

Post-Effective Amendment No. 124	☒

and

REGISTRATION STATEMENT

UNDER
THE INVESTMENT COMPANY ACT OF 1940

Amendment No. 125	☒

THE CHARLES SCHWAB FAMILY OF FUNDS

(Exact Name of Registrant as Specified in Charter)

211 Main Street
San Francisco, California 94105

(Address of Principal Executive Offices)

(800) 648-5300

(Registrant’s Telephone Number, including Area Code)

Catherine M. MacGregor, Esq.
211 Main Street
San Francisco, California 94105

(Name and Address of Agent for Service)

Copies of communications to:

Douglas P. Dick, Esq. Dechert LLP 1900 K Street, N.W. Washington, DC 20006	Gregory C. Davis, Esq. Ropes & Gray LLP Three Embarcadero Center San Francisco, CA 94111-4006

It is proposed that this filing will become effective immediately upon filing pursuant to Rule 462(d).

EXPLANATORY NOTE

This Post-Effective Amendment consists of the following:

1. Facing Sheet of the Registration Statement on Form N-1A (the Registration Statement).

2. This explanatory note.

3. Part C to the Registration Statement (including signature page).

This Post-Effective Amendment is being filed to refile the Part C of the Registration Statement.

Parts A and B of Post-Effective Amendment No. 123 to the Registration Statement filed on April 28, 2025, pursuant to Rule 485(b) under the Securities Act of 1933, as amended (the 1933 Act), are incorporated by reference herein.

The Charles Schwab Family of Funds
PEA No. 124
Part C: Other Information
ITEM 28.
EXHIBITS.

(a)	Amended and Restated Agreement and Declaration of Trust, dated May 9, 1995, is incorporated herein by reference to Exhibit (1) of Post-Effective Amendment No. 33 to Registrant’s Registration Statement on Form N-1A (File No. 811-05954) electronically filed with the SEC on February 13, 1998 (hereinafter referred to as PEA No. 33).
(b)	Second Amended and Restated Bylaws of the Registrant, adopted as of February 24, 2021 are incorporated herein by reference to Exhibit (b) of Post-Effective Amendment No. 119 to Registrant’s Registration Statement on Form N-1A (File No. 811-05954) electronically filed with the SEC on April 28, 2021 (hereinafter referred to as PEA No. 119).
(c)(i)	Article III, Sections 4 and 5; Article IV, Section 1; Article V; Article VI, Section 2; Article VIII, Section 4; and Article IX, Sections 1, 4 and 7 of the Amended and Restated Agreement and Declaration of Trust, dated as of May 9, 1995, are incorporated herein by reference to Exhibit (1) of PEA No. 33.
(c)(ii)	Article 9 and Article 11 of the Second Amended and Restated Bylaws, dated as of February 24, 2021, are incorporated herein by reference to Exhibit (b) of PEA No. 119.
(d)(i)	Investment Advisory and Administration Agreement between Registrant and Charles Schwab Investment Management, Inc. (the Investment Adviser) with respect to Schwab Money Market Fund, Schwab Government Money Fund and Schwab Municipal Money Fund, dated June 1, 2001, is incorporated herein by reference to Exhibit (d)(i) of Post-Effective Amendment No. 65 to Registrant’s Registration Statement on Form N-1A (File No. 811-05954) electronically filed with the SEC on April 25, 2007 (hereinafter referred to as PEA No. 65).
(d)(ii)	Amendment, dated January 1, 2007, to the Investment Advisory and Administration Agreement between Registrant and Investment Adviser with respect to Schwab Money Market Fund, Schwab Government Money Fund and Schwab Municipal Money Fund, dated June 1, 2001, is incorporated herein by reference to Exhibit (d)(ii) of PEA No. 65.
(d)(iii)	Amendment, dated June 5, 2007, to the Investment Advisory and Administration Agreement between Registrant and Investment Adviser with respect to Schwab Money Market Fund, Schwab Government Money Fund and Schwab Municipal Money Fund, dated June 1, 2001, is incorporated herein by reference to Exhibit (d)(iii) of Post-Effective Amendment No. 80 to Registrant’s Registration Statement on Form N-1A (File No. 811-05954) electronically filed with the SEC on April 6, 2012.
(d)(iv)	Amendment, dated September 24, 2020, to the Investment Advisory and Administration Agreement between Registrant and Investment Adviser with respect to Schwab Government Money Fund and Schwab Municipal Money Fund, dated June 1, 2001 is incorporated herein by reference to Exhibit (d)(iv) of Post-Effective Amendment No. 118 to Registrant’s Registration Statement on Form N-1A (File No. 811-05954) electronically filed with the SEC on September 24, 2020 (hereinafter referred to as PEA No. 118).
(d)(v)	Investment Advisory and Administration Agreement between Registrant and the Investment Adviser, with respect to Schwab California Municipal Money Fund, Schwab U.S. Treasury Money Fund, Schwab Value Advantage Money Fund, Schwab Institutional Advantage Money Fund, Schwab Retirement Money Fund and Schwab New York Municipal Money Fund, as amended, dated June 15, 1994, is incorporated herein by reference to Exhibit (5)(d) of Post-Effective Amendment No. 27 to Registrant’s Registration Statement on Form N-1A (File No. 811-05954) electronically filed with the SEC on April 30, 1997.
(d)(vi)	Amendment, dated September 24, 2020, to the Investment Advisory and Administration Agreement between Registrant and the Investment Adviser, with respect to Schwab California Municipal Money Fund, Schwab U.S. Treasury Money Fund, Schwab Value Advantage Money Fund, Schwab New York Municipal Money Fund, Schwab AMT Tax-Free Money Fund, Schwab Treasury Obligations Money Fund, Schwab Variable Share Price Money Fund and Schwab Retirement Money Fund, as amended, dated June 15, 1994, is incorporated herein by reference to Exhibit (d)(vi) of PEA No. 118.
(d)(vii)	Schedule A, dated as of September 24, 2020, to the Investment Advisory and Administration Agreement between Registrant and the Investment Adviser, dated June 15, 1994, is incorporated herein by reference to Exhibit (d)(vii) of PEA No. 118.
(d)(viii)	Schedule B, to the Investment Advisory and Administration Agreement between Registrant and the Investment Adviser, dated June 15, 1994, is incorporated herein by reference to Exhibit (d)(v) of PEA No. 65.
(d)(ix)	Schedule C, to the Investment Advisory and Administration Agreement between Registrant and the Investment Adviser, dated June 15, 1994, is incorporated herein by reference to Exhibit (d)(vi) of PEA No. 65.
(d)(x)	Schedule D, dated as of September 24, 2020, to the Investment Advisory and Administration Agreement between Registrant and the Investment Adviser, dated June 15, 1994, is incorporated herein by reference to Exhibit (d)(x) of PEA No. 118.
(d)(xi)	Letter of Agreement between Registrant, the Investment Adviser and Charles Schwab & Co., Inc. (Schwab), dated May 16, 2016, is incorporated herein by reference to Exhibit (d)(ix) of Post-Effective Amendment No. 103 to Registrant’s Registration Statement on Form N-1A (File No. 811-05954) electronically filed with the SEC on May 16, 2016 (hereinafter referred to as PEA No. 103).

(d)(xii)	Expense Limitation Agreement, on behalf of the Funds listed on Schedule A, between the Investment Adviser, Schwab and Registrant, dated as of May 2, 2007, is incorporated herein by reference to Exhibit (d)(xii) of Post-Effective Amendment No. 66 to Registrant’s Registration Statement on Form N-1A (File No. 811-05954) electronically filed with the SEC on July 18, 2007.
(d)(xiii)	Amended Schedule A, dated September 24, 2020, to the Expense Limitation Agreement between the Investment Adviser, Schwab and Registrant, dated May 2, 2007, is incorporated herein by reference to Exhibit (d)(xiii) of PEA No. 118.
(e)(i)	Second Amended and Restated Distribution Agreement between Registrant and Schwab, dated December 11, 2015, is incorporated herein by reference to Exhibit (e)(i) of Post-Effective Amendment No. 97 to Registrant’s Registration Statement on Form N-1A (File No. 811-05954) electronically filed with the SEC on January 20, 2016.
(e)(ii)	Amended Schedule A, dated May 16, 2016, to the Distribution Agreement between Registrant and Schwab, dated July 1, 2009, is incorporated herein by reference to Exhibit (e)(ii) of PEA No. 103.
(f)	Inapplicable.
(g)(i)	Amended and Restated Master Custodian Agreement between Registrant and State Street Bank and Trust Company (State Street), dated October 17, 2005, is incorporated herein by reference to Exhibit (g)(ii) of Post-Effective Amendment No. 59 to Registrant’s Registration Statement on Form N-1A (File No. 811-05954) electronically filed with the SEC on April 28, 2006 (hereinafter referred to as PEA No. 59).
(g)(i)(a)	Amended Appendix A and Appendix B, dated September 28, 2022, to the Amended and Restated Master Custodian Agreement between Registrant and State Street, dated October 17, 2005, is incorporated herein by reference to Exhibit (g)(ii) of Post-Effective Amendment No. 121 to Registrant’s Registration Statement on Form N-1A (File No. 811-05954) electronically filed with the SEC on April 28, 2023 (hereinafter referred to as PEA 121).
(g)(i)(b)	Amendment, dated April 30, 2021, to the Amended and Restated Master Custodian Agreement between the Registrant and State Street, dated October 17, 2005, is incorporated herein by reference to Exhibit (g)(i)(b) of Post-Effective Amendment No. 123 to Registrant’s Registration Statement on Form N-1A (File No. 811-05954) electronically filed with the SEC on April 28, 2025 (hereinafter referred to as PEA 123).
(g)(i)(c)	Amendment, dated December 11, 2024, to the Amended and Restated Master Custodian Agreement between the Registrant and State Street, dated October 17, 2005, is incorporated herein by reference to Exhibit (g)(i)(c) of PEA No. 123.
(h)(i)	Transfer Agency and Service Agreement between Registrant and BNY Mellon Investment Servicing (US) Inc., dated November 12, 2020, is incorporated herein by reference to Exhibit (h)(i) of PEA No. 119.
(h)(i)(a)	Amendment No. 1, dated March 2, 2021, to the Transfer Agency and Service Agreement between Registrant and BNY Mellon Investment Servicing (US) Inc., is incorporated herein by reference to Exhibit (h)(i)(a) of Post-Effective Amendment No. 122 to Registrant’s Registration Statement on Form N-1A (File No. 811-05954) electronically filed with the SEC on April 2, 2024 (hereinafter referred to as PEA 122).
(h)(i)(b)	Amendment No. 2, dated April 28, 2023, to the Transfer Agency and Service Agreement between Registrant and BNY Mellon Investment Servicing (US) Inc., is incorporated herein by reference to Exhibit (h)(i)(b) of PEA No. 122.
(h)(ii)	Amended and Restated Shareholder Servicing and Sweep Administration Plan, dated April 10, 2019, is incorporated herein by reference to Exhibit (h)(iii) of Post-Effective Amendment No. 112 to Registrant’s Registration Statement on Form N-1A (File No. 811-05954) electronically filed with the SEC on April 26, 2019 (hereinafter referred to as PEA No. 112).
(h)(ii)(a)	Amended Schedule A, dated September 24, 2020, to the Amended and Restated Shareholder Servicing and Sweep Administration Plan, dated April 10, 2019, is incorporated herein by reference to Exhibit (h)(iii)(a) of PEA No. 118.
(h)(iii)	Master Fund Accounting and Services Agreement between Registrant and State Street Bank and Trust Company, dated October 1, 2005, is incorporated herein by reference to Exhibit (g)(ix) of PEA No. 59.
(h)(iii)(a)	Amended Appendix A and Appendix B, dated September 28, 2022, to the Master Fund Accounting and Services Agreement between Registrant and State Street, dated October 1, 2005, is incorporated herein by reference to Exhibit (h)(iii)(a) of PEA No. 121.
(h)(iii)(b)	Amendment, dated November 14, 2024, to the Master Fund Accounting and Services Agreement between the Registrant and State Street, dated October 1, 2005, is incorporated herein by reference to Exhibit (h)(iii)(b) of PEA No. 123.
(i)	Inapplicable.
(j)(i)	Inapplicable.
(j)(ii)	Power of Attorney executed by Omar Aguilar, dated January 1, 2025, is incorporated herein by reference to Exhibit (j)(ii) of PEA No. 123.
(j)(iii)	Power of Attorney executed by Robert W. Burns, dated January 1, 2016, is incorporated herein by reference to Exhibit (j)(v) of PEA No. 95.
(j)(iv)	Power of Attorney executed by David L. Mahoney, dated January 1, 2016, is incorporated herein by reference to Exhibit (j)(viii) of PEA No. 95.
(j)(v)	Power of Attorney executed by Kimberly S. Patmore, dated January 1, 2016, is incorporated herein by reference to Exhibit (j)(x) of PEA No. 95.

(j)(vi)	Power of Attorney executed by Nancy F. Heller, dated June 1, 2018, is incorporated herein by reference to Exhibit (j)(xi) of PEA No. 112.
(j)(vii)	Power of Attorney executed by Jane P. Moncreiff, dated January 28, 2019, is incorporated herein by reference to Exhibit (j)(xiii) of PEA No. 112.
(j)(viii)	Power of Attorney executed by Dana S. Smith, dated January 11, 2023, is incorporated herein by reference to Exhibit (j)(ix) of PEA No. 121.
(j)(ix)	Registrant, Certified Resolution regarding Powers of Attorney, dated June 10, 2020, is incorporated herein by reference to Exhibit (j)(xv) of Post-Effective Amendment No. 117 to Registrant’s Registration Statement on Form N-1A (File No. 811-05954) electronically filed with the SEC on April 28, 2023 (hereinafter referred to as PEA No. 117).
(j)(x)	Power of Attorney executed by Jean Derek Penn, dated June 1, 2021, is incorporated herein by reference to Exhibit (j)(xiii) of Post-Effective Amendment No. 120 to Registrant’s Registration Statement on Form N-1A (File No. 811-05954) electronically filed with the SEC on April 28, 2022 (hereinafter referred to as PEA No. 120).
(j)(xi)	Power of Attorney executed by Michael J. Beer, dated September 26, 2022, is incorporated herein by reference to Exhibit (j)(xii) of PEA No. 121.
(j)(xii)	Power of Attorney executed by Richard A. Wurster, dated January 1, 2025, is incorporated herein by reference to Exhibit (j)(xii) of PEA No. 123.
(k)	Inapplicable.
(l)	Inapplicable.
(m)	Inapplicable.
(n)	Fourth Amended and Restated Multiple Class Plan, adopted on October 20, 1989, amended and restated as of July 29, 2020, is incorporated herein by reference to Exhibit (n) of PEA No. 117.
(n)(i)	Schedule A, dated September 24, 2020, to the Fourth Amended and Restated Multiple Class Plan, adopted on October 20, 1989, amended and restated as of July 29, 2020, is incorporated herein by reference to Exhibit (n)(i) of PEA 118.
(o)	Inapplicable.
(p)	Registrant, Investment Adviser and Schwab Joint Code of Ethics, dated June 6, 2024, is incorporated herein by reference to Exhibit (p) of PEA No. 123.

ITEM 29.
PERSONS CONTROLLED BY OR UNDER COMMON CONTROL WITH REGISTRANT.

The Board of Trustees of the Registrant is identical to the boards of trustees of Schwab Strategic Trust, Schwab Investments, Schwab Capital Trust, Schwab Annuity Portfolios and Laudus Trust. Each such trust has Charles Schwab Investment Management, Inc. as its investment adviser. In addition, the officers of the Registrant are also identical to those of each such other trust, with the exception of the Chief Legal Officer and Secretary/Clerk. As a result, the above-named trusts may be deemed to be under common control with the Registrant. Nonetheless, the Registrant takes the position that it is not under common control with such other trusts because the power residing in the respective trusts’ boards and officers arises as a result of an official position with each such trust.
ITEM 30.
INDEMNIFICATION.

Article VIII of Registrant’s Amended and Restated Agreement and Declaration of Trust (Exhibit (a) hereto, which is incorporated by reference) provides in effect that Registrant will indemnify its officers and trustees against all liabilities and expenses, including but not limited to amounts paid in satisfaction of judgments, in compromise, or as fines and penalties, and counsel fees reasonably incurred by any such officer or trustee in connection with the defense or disposition of any action, suit, or other proceeding. However, in accordance with Section 17(h) and 17(i) of the 1940 Act and its own terms, said Amended and Restated Agreement and Declaration of Trust does not protect any person against any liability to Registrant or its shareholders to which he or she would otherwise be subject by reason of willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his or her office. In any event, Registrant will comply with 1940 Act Releases Nos. 7221 and 11330 respecting the permissible boundaries of indemnification by an investment company of its officers and trustees.
Insofar as indemnification for liability arising under the Securities Act of 1933, as amended (the 1933 Act), may be permitted to trustees, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, Registrant has been advised that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the 1933 Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by Registrant of expenses incurred or paid by a trustee, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such trustee, officer or controlling person in connection with the securities being registered, Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the 1933 Act and will be governed by the final adjudication of such issue.
ITEM 31.
BUSINESS AND OTHER CONNECTIONS OF INVESTMENT ADVISER.

The Registrant’s investment adviser is Charles Schwab Investment Management, Inc., dba Schwab Asset Management®, a Delaware corporation, organized in October 1989 with a principal place of business at 211 Main Street, San Francisco, CA 94105. The only business in which the investment adviser engages is that of investment adviser and administrator to The Charles Schwab Family of Funds, Schwab Investments,

Schwab Capital Trust, Schwab Annuity Portfolios and Schwab Strategic Trust; investment adviser to Laudus Trust; investment adviser and/or administrator to any other open-end management investment companies that Schwab may sponsor in the future; and an investment adviser to certain non-investment company clients.
The business, profession, vocation or employment of a substantial nature in which each director and/or senior or executive officer of the investment adviser is or has been engaged during the past two fiscal years is listed below. The name of any company for which any director and/or senior or executive officer of the investment adviser serves as director, officer, employee, partner or trustee is also listed below.
Name and Position with Adviser	Name of Other Company	Capacity
Omar Aguilar, Director, Chief Executive Officer, President and Chief Investment Officer	Schwab ETFs	Trustee, Chief Executive Officer, President and Chief Investment Officer
	Schwab Funds	Trustee, Chief Executive Officer, President and Chief Investment Officer
	Laudus Trust	Trustee, Chief Executive Officer, President and Chief Investment Officer
Patrick Cassidy, Managing Director and Chief Investment Officer	Schwab Funds	Vice President and Chief Investment Officer
	Laudus Trust	Vice President and Chief Investment Officer
	Schwab ETFs	Vice President and Chief Investment Officer
Mark Hunter, Managing Director and Chief Compliance Officer	Charles Schwab & Co., Inc	Managing Director
	Schwab ETFs	Chief Compliance Officer
	Schwab Funds	Chief Compliance Officer
	Laudus Trust	Chief Compliance Officer
Catherine MacGregor, Managing Director and Chief Legal Officer	Charles Schwab & Co., Inc.	Managing Director
	Schwab ETFs	Secretary and Chief Legal Officer
	Schwab Funds	Secretary and Chief Legal Officer
	Laudus Trust	Vice President, Chief Legal Officer and Clerk
William P. McMahon, Jr., Managing Director and Chief Investment Officer	Schwab ETFs	Vice President and Chief Investment Officer
	Schwab Funds	Vice President and Chief Investment Officer
	Laudus Trust	Vice President and Chief Investment Officer
Jessica Seidlitz, Managing Director, Chief Operating Officer, and Chief Financial Officer	Schwab Funds	Chief Operating Officer
	Schwab ETFs	Chief Operating Officer
	Laudus Trust	Chief Operating Officer
	Charles Schwab & Co., Inc.	Managing Director
Michael D. Verdeschi, Director	The Charles Schwab Corporation	Managing Director and Chief Financial Officer
	Charles Schwab & Co., Inc.	Director, Managing Director and Chief Financial Officer
	Ameritrade Holding LLC	Manager
	Schwab Holdings, Inc.	Director
Richard A. Wurster, Director	Schwab Funds	Chairman and Trustee
	Schwab ETFs	Chairman and Trustee
	Laudus Trust	Chairman and Trustee
	The Charles Schwab Corporation	Director, Chief Executive Officer and President

ITEM 32.
PRINCIPAL UNDERWRITERS.

(a) Schwab acts as principal underwriter and distributor of Registrant’s shares. Schwab also acts as principal underwriter for the Schwab Investments, Schwab Capital Trust and Schwab Annuity Portfolios and may act as such for any other investment company which Schwab may sponsor in the future.
(b) Information with respect to Schwab’s directors and officers is as follows:
Name	Position and Offices with the Underwriter	Position and Offices with the Registrant
Jonathan M. Craig	President and Director; Managing Director and Head of Investor Services and Marketing	None
Steven H. Anderson	Managing Director – Co-Head of Workplace Services	None
Jonathan Beatty	Director; Managing Director and Head of Advisor Services	None
Jason C. Clague	Managing Director and Head of Operations	None
Neesha K. Hathi	Managing Director – Wealth and Advice Solutions	None
Timothy C. Heier	Managing Director and Chief Technology Officer	None
Dennis W. Howard	Managing Director and Chief Information Officer	None
Lisa Kidd Hunt	Managing Director and Head of International Services	None
Shannon Jurecka	Managing Director and Chief Human Resources Officer	None
James Kostulias	Managing Director – Trading Services	None
Mitchell N. Mantua	Managing Director and General Auditor	None
Peter J. Morgan III	Managing Director, General Counsel and Corporate Secretary	None
Nigel J. Murtagh	Managing Director and Chief Risk Officer	None
Nikhil Sudan	Managing Director and Chief of Strategy and Innovation Officer	None
Adele Taylor	Managing Director – Co-Head of Workplace Services	None
Michael D. Verdeschi	Director; Managing Director and Chief Financial Officer	None
The principal business address of all directors and officers of Schwab is 3000 Schwab Way, Westlake, TX 76262.
(c) None.
ITEM 33.
LOCATION OF ACCOUNTS AND RECORDS.

All accounts, books and other documents required to be maintained pursuant to Section 31(a) of the 1940 Act, as amended, and the Rules thereunder are maintained at the offices of: Registrant and Registrant’s investment adviser and administrator, Charles Schwab Investment Management, Inc., 211 Main Street, San Francisco, California 94105; Registrant’s principal underwriter, Charles Schwab & Co., Inc., 3000 Schwab Way, Westlake, TX 76262; Registrant’s Custodian/Fund Accountant: State Street Bank and Trust Company, One Lincoln Street, Boston, Massachusetts 02111; and Registrant’s transfer agent, BNY Mellon Investment Servicing (US) Inc., 4400 Computer Drive, Westborough, MA 01581.
ITEM 34.
MANAGEMENT SERVICES.

None.
ITEM 35.
UNDERTAKINGS.

Not applicable.

SIGNATURES
Pursuant to the requirements of the Securities Act of 1933, as amended (the “1933 Act”), and the Investment Company Act of 1940, as amended, Registrant has duly caused this Post-Effective Amendment No. 124 to be signed on its behalf by the undersigned, thereto duly authorized, in the City of Washington in the District of Columbia, on the 13th day of August, 2025.
THE CHARLES SCHWAB FAMILY OF FUNDS Registrant
Omar Aguilar * Omar Aguilar, Chief Executive Officer, President and Chief Investment Officer
Pursuant to the requirements of the 1933 Act, this Post-Effective Amendment No. 124 to Registrant’s Registration Statement on Form N-1A has been signed below by the following persons in the capacities indicated this 13th day of August, 2025.
Signature	Title
Richard A. Wurster* Richard A. Wurster	Chairman and Trustee
Michael J. Beer* Michael J. Beer	Trustee
Robert W. Burns* Robert W. Burns	Trustee
Nancy F. Heller* Nancy F. Heller	Trustee
David L. Mahoney* David L. Mahoney	Trustee
Jane P. Moncreiff* Jane P. Moncreiff	Trustee
Kimberly S. Patmore* Kimberly S. Patmore	Trustee
J. Derek Penn* J. Derek Penn	Trustee
Omar Aguilar* Omar Aguilar	Trustee, Chief Executive Officer, President and Chief Investment Officer
Dana S. Smith* Dana S. Smith	Treasurer and Chief Financial Officer
*By:	/s/ Douglas P. Dick Douglas P. Dick, Attorney‑in‑Fact Pursuant to Power of Attorney